UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Celestica Inc.
(Name of Subject Company (issuer))
Celestica Inc.
(Names of Filing Persons (identifying status as offeror, issuer or other person))
Various Classes of Options to Purchase Subordinate Voting Shares
(Title of Class of Securities)
15101Q108
(CUSIP Number of Class of Underlying Securities)

1150 Eglinton Avenue East
Toronto, Ontario, Canada M3C 1H7

Attn: Elizabeth L. DelBianco

Phone: (416) 448-5800

Copies to:

LYNN TOBY FISHER, ESQ.

JOEL I. GREENBERG, ESQ.
Kaye Scholer LLP
425 Park Avenue
New York, New York 10022
(212) 836-8000

I. BERL NADLER, ESQ.

PATRICK MOYER, ESQ.,

Davies, Ward, Phillips & Vineberg LLP
1 First Canadian Place, Suite 4400
Toronto, Ontario
Canada M5X 1B1
(416) 863-0900

(Name, address, and telephone numbers of person authorized
to receive notices and communications on behalf of filing persons)

Calculation of Filing Fee

Transaction valuation

N/A

Amount of filing fee*

N/A

*No filing fee is required because this filing contains only preliminary communications made before the commencement of a tender offer.

☐                                    Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:

☒                                    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐            third-party tender offer subject to Rule 14d-1.

☒            issuer tender offer subject to Rule 13e-4.

☐            going-private transaction subject to Rule 13e-3.

☐            amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☐

Items 1-11.

Not applicable.

Item 12. Materials to be Filed as Exhibits.

Option Exchange Program Presentation, delivered to option holders on June 2, 2005, the text of which is attached hereto as Exhibit 99.1.

Option Exchange Program Presentation, delivered to option holders on June 2, 2005, the text of which is attached hereto as Exhibit 99.2.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

EXHIBIT INDEX

                Exhibit 99.1 — Option Exchange Program Presentation

                Exhibit 99.2 — Option Exchange Program Presentation

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 2, 2005
CELESTICA INC.

	By:	/s/ Paul Nicoletti
Paul Nicoletti
Senior Vice President and
Corporate Treasure